UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        SWITCHBOARD, INC.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           871045-10-0
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                           May 4, 2000
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 871045-10-0

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A
---------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization
             United States
---------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		---------------------------------
Beneficially        (8)  Shared Voting Power   8,555,497*
 Owned by		--------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		--------------------------------
  Person            (10) Shared Dispositive Power 8,555,497*
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    8,555,497
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         36%*
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                         IN
---------------------------------------------------------


* Includes 1,066,937 shares underlying currently exercisable warrants.

 CUSIP No.     871045-10-0

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
                    I.R.S No. 04-2949533
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
      Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)       N/A
---------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization   Delaware
---------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		---------------------------------
Beneficially        (8)  Shared Voting Power   8,555,497*
 Owned by		---------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		---------------------------------
  Person            (10) Shared Dispositive Power 8,555,497*
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    8,555,497*
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                             36%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                             CO
---------------------------------------------------------



* Includes 1,066,937 shares underlying currently exercisable warrants.

Item 1.   Security and Issuer.
	  ---------------------

          The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value per share (the "Common Shares"), of Switchboard, Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 115 Flanders Road, Westboro, Massachusetts 01581.

Item 2.     Identity and Background.
	    ------------------------

          This Statement is filed by Mr. Sumner M. Redstone,
National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), and
Viacom Inc. ("Viacom") (collectively, the "Reporting Persons").

          Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At May 12, 2000, approximately 68% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 13% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

          NAIRI, a Rhode Island corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. 66-2/3% of the issued and outstanding shares of capital stock of NAI are beneficially owned by Mr. Sumner M. Redstone, as trustee of a trust owning such shares.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom Inc.

          The executive officers and directors of Viacom, NAIRI and NAI are set forth on Schedules I through III attached hereto, containing the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, neither of the Reporting Persons nor any person named in any of Schedules I through III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, all of the directors of Viacom, NAIRI and NAI, including Mr. Sumner M.
Redstone, are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Issuer's Common Shares were acquired by the Reporting Persons pursuant to the merger of CBS Corporation ("CBS"), immediate prior owner of the Common Shares and Special Preferred Stock (as defined in Item 5 below), with and into Viacom on May 4, 2000.

Item 4.   Purpose of Transaction.

          The Issuer's Common Shares were acquired by the Reporting Persons pursuant to the merger of CBS, immediate prior owner of the Common Shares and Special Preferred Stock, with and into Viacom on May 4, 2000. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them. Notwithstanding the foregoing, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) and (b) Viacom is currently the beneficial owner, with shared dispositive and voting power, of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying currently exercisable warrants (the "Subject Warrants"), and one share of Series E Special Voting Preferred Stock (the "Special Preferred Stock") or approximately 36%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).

          NAIRI is currently the beneficial owner, with shared dispositive and voting power, of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying the Subject Warrants, and the Special Preferred Stock or approximately 36%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).

          NAI is currently the beneficial owner, with shared dispositive and voting power, of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying the Subject Warrants and the Special Preferred Stock or approximately 36%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).

          As a result of his stock ownership in NAI, Mr. Sumner
          M. Redstone is deemed the beneficial owner of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying the Subject Warrants, and the Special Preferred Stock or approximately 36% of the issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).

          (c) The Issuer's Common Shares and Special Preferred Stock were acquired by the Reporting Persons pursuant to the merger of CBS, immediate prior owner of the Common Shares and Special Preferred Stock, with and into Viacom on May 4, 2000.

          (d)  None.

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          None of the Reporting Persons have entered into, or amended any existing, agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on
Schedule 13D, or amendment thereto, that was filed by certain of the Reporting Persons or any predecessor thereof. Viacom, as successor by merger to CBS, has assumed all rights and obligations of CBS.

                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



May 15, 2000                            /s/ Sumner M. Redstone
                                        Sumner M. Redstone,
                                        Individually



                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
				      --------------------------
                                        Sumner M. Redstone,
                                        Chairman and Chief
					Executive Officer


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
				      ---------------------------
                                        Sumner M. Redstone,
                                        Chairman and President


                                   Viacom Inc.


                                   By:  /s/Michael D. Fricklas
                                       ---------------------------
                                        Michael D. Fricklas
                                        Senior Vice President,
                                        General Counsel and Secretary

                           SCHEDULE I

                           VIACOM INC.
----------------------------------------------------------------------
                          EXECUTIVE OFFICERS
----------------------------------------------------------------------
                                                     Name and Address
                                                      of Corporation
              Business or      Principal Occupation      or Other
  Name     Residence Address      or Employment       Organization in
                                                      Which Employed
----------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the Board  National
Redstone*  1515 Broadway      and Chief Executive    Amusements, Inc.
           New York, NY       Officer of Viacom      200 Elm Street
           10036              Inc.; Chairman of the  Dedham, MA
                              Board and Chief        02026
                              Executive Officer of
                              National Amusements,
                              Inc.; President and
                              Chief Executive
                              Officer of Viacom
                              International Inc.

----------------------------------------------------------------------

Mel        Viacom Inc.        President and Chief    Chairman,
Karmazin*  1515 Broadway      Operating Officer      President and
           New York, NY       Viacom Inc. and        Chief Executive
           10036              Viacom International   Officer of
                              Inc.                   Infinity
                                                     Broadcasting
                                                     Corporation
----------------------------------------------------------------------

Michael    Viacom Inc.        Sr. VP, General        Viacom
D.         1515 Broadway      Counsel and Secretary  International
Fricklas   New York, NY       of Viacom Inc. and of  Inc.
           10036              Viacom International   1515 Broadway
                              Inc.                   New York, NY
                                                     10036

----------------------------------------------------------------------

Susan C.   Viacom Inc.        Vice President,        Viacom
Gordon     1515 Broadway      Controller, Chief      International
           New York, NY       Accounting Officer of  Inc.
           10036              Viacom Inc. and        1515 Broadway
                              Viacom International   New York, NY
                              Inc.                   10036
----------------------------------------------------------------------

William    Viacom Inc.        Sr. VP, Human          Viacom
A. Roskin  1515 Broadway      Resources and          International
           New York, NY       Administration of      Inc.
           10036              Viacom Inc. and        1515 Broadway
                              Viacom International   New York, NY
                              Inc.                   10036
---------------------------------------------------------------------

Fredric    Viacom Inc.        Sr. VP, Chief          Viacom
Reynolds   1515 Broadway      Financial Officer of   International
           New York, NY 10    Viacom Inc. and        Inc.
                              Viacom International   1515 Broadway
                              Inc.                   New York, NY
                                                     10036
----------------------------------------------------------------------


*Also a Director

                           SCHEDULE I
                           (continued)

----------------------------------------------------------------------
                              DIRECTORS
----------------------------------------------------------------------

George S.   Winer & Abrams    Attorney                Winer & Abrams
Abrams      60 State Street                           60 State Street
            Boston, MA 02109                          Boston, MA
                                                      02109
----------------------------------------------------------------------
George H.   AKAMI             Chairman and Chief
Conrades    Technologies      Executive Officer of
            201 Broadway      AKAMI Technologies
            Cambridge, MA
            02139
----------------------------------------------------------------------
Philippe    121 East 65th     Director of Viacom
P. Dauman   Street            Inc. and National
            New York, NY      Amusements, Inc.
            10021
----------------------------------------------------------------------
Thomas E.   243 Cleft Road    Director of Viacom
Dooley      Mill Neck, NY     Inc.
            11937
----------------------------------------------------------------------

William H.  UNCF              President and Chief
Gray III    8260 Willow Oaks  Executive Officer of
            Corporate Drive   The
            Fairfax, VA       College Fund/UNCF
            22031
----------------------------------------------------------------------

Jan         SmithKline        Chief Executive
Leschly     Beecham           (Retired) of
            P.O. Box 7929     SmithKline Beecham
            Philadelphia, PA
            19101

----------------------------------------------------------------------
David T.    Orion Safety      Chairman and Chief
McLaughlin  Products          Executive Officer of
            P.O. Box 2047     Orion Safety Products
            Easton, MD 21601
----------------------------------------------------------------------
Ken Miller  Credit Suisse     Vice Chairman of C.S.   Credit Suisse
            First Boston      First Boston            First Boston
            Corporation                               Corporation
            11 Madison                                11 Madison
            Avenue - 22nd                             Avenue 22nd
            Floor                                     Floor
            New York, NY                              New York, NY
            10010                                     10010
----------------------------------------------------------------------

Leslie      Viacom Inc.       President and Chief     CBS Television
Moonves     1515 Broadway     Executive Officer of    7800 Beverly
            New York, NY      CBS Television          Blvd.
            10036                                     Los Angeles, CA
                                                      90036
----------------------------------------------------------------------

Brent D.    c/o Showtime      Director of National    National
Redstone    Networks Inc.     Amusements, Inc.        Amusements,
            1633 Broadway                             Inc.
            New York, NY                              200 Elm Street
            10019                                     Dedham, MA
----------------------------------------------------------------------
                                                      02026
Shari       National          President of National   National
Redstone    Amusements, Inc.  Amusements, Inc.        Amusements,
            200 Elm Street                            Inc.
            Dedham, MA 02026                          200 Elm Street
                                                      Dedham, MA
                                                      02026
----------------------------------------------------------------------

Fredric V.  Bell Atlantic     Vice Chairman--         Bell Atlantic
Salerno     Corporation       Finance and Business    Corporation
            1095 Avenue of    Development of Bell     1095 Avenue of
            the Americas      Atlantic                the Americas
            New York, NY                              New York, NY
            10036                                     10036
----------------------------------------------------------------------


William     Yeshiva           VP for Academic         Yeshiva
Schwartz    University        Affairs (chief          University
            2495 Amsterdam    academic officer) of    2495 Amsterdam
            Avenue            Yeshiva University      Avenue
            New York, NY                              New York, NY
            10033                                     10033
----------------------------------------------------------------------


Ivan        Bell Atlantic     Chairman of the Board   Bell Atlantic
Seidenberg  Corporation       and Chief Executive     Corporation
            1095 Avenue of    Officer of Bell         1095 Avenue of
            the Americas      Atlantic                the Americas
            New York, NY                              New York, NY
            10036                                     10036

----------------------------------------------------------------------

Patty       Bill and Melinda  Co-Chair and
Stonesifer  Gates             President of
            Foundation        Bill and Melinda
            1551 Eastlake     Gates Foundation
            Ave. East
            Seattle, WA
            98102

----------------------------------------------------------------------

Robert D.   Cardinal Health,  Chairman and Chief
Walter      Inc.              Executive Officer of
            7000 Cardinal     Cardinal Health, Inc.
            Place
            Dublin, OH 43017

----------------------------------------------------------------------

>PAGE>



                           SCHEDULE II

                           NAIRI, INC.

----------------------------------------------------------------------
                          EXECUTIVE OFFICERS
----------------------------------------------------------------------
                                                      Name and Address
                                                       of Corporation
              Business or      Principal Occupation          or
   Name    Residence Address      or Employment            Other
                                                        Organization
                                                          in which
                                                          Employed
----------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the Board   National
Redstone*  1515 Broadway      of Viacom Inc.;         Amusements, Inc.
           New York, NY       Chairman of the Board   200 Elm Street
           10036              and Chief Executive     Dedham, MA
                              Officer of National     02026
                              Amusements, Inc.;
                              Chairman and President
                              of NAIRI, Inc.
----------------------------------------------------------------------

Shari      National           President of National   National
Redstone*  Amusements, Inc.   Amusements, Inc. and    Amusements, Inc.
           200 Elm Street     Executive Vice          200 Elm Street
           Dedham, MA  02026  President of NAIRI,     Dedham, MA
                              Inc.                    02026

----------------------------------------------------------------------
Jerome     National           Vice President and      National
Magner     Amusements, Inc.   Treasurer of National   Amusements, Inc.
           200 Elm Street     Amusements, Inc. and    200 Elm Street
           Dedham, MA  02026  NAIRI, Inc.             Dedham, MA
                                                      02026
----------------------------------------------------------------------

Richard    National           Vice President of       National
Sherman    Amusements, Inc.   National Amusements,    Amusements, Inc.
           200 Elm Street     Inc. and NAIRI, Inc.    200 Elm Street
           Dedham, MA  02026                          Dedham, MA
                                                      02026
----------------------------------------------------------------------

*Also a Director



                          SCHEDULE III

                    NATIONAL AMUSEMENTS, INC.

----------------------------------------------------------------------
                          EXECUTIVE OFFICERS
----------------------------------------------------------------------
                                                          Name and
                                                          Address
              Business or      Principal Occupation    of Corporation
   Name    Residence Address      or Employment              or
                                                           Other
                                                        Organization
                                                          in which
                                                          Employed
----------------------------------------------------------------------

Sumner M.  Viacom Inc.        Chairman of the Board   National
Redstone*  1515 Broadway      of Viacom Inc.;         Amusements,
           New York, NY       Chairman of the Board   Inc.
           l0036              and Chief Executive     200 Elm Street
                              Officer of National     Dedham, MA
                              Amusements, Inc.;       02026
                              Chairman and President
                              of NAIRI, Inc.
----------------------------------------------------------------------

Shari      National           President of National   National
Redstone*  Amusements, Inc.   Amusements, Inc. and    Amusements,
           200 Elm Street     Executive Vice          Inc.
           Dedham, MA  02026  President of NAIRI,     200 Elm Street
                              Inc.                    Dedham, MA
                                                      02026
----------------------------------------------------------------------
Jerome     National           VP and Treasurer of     National
Magner     Amusements, Inc.   National Amusements,    Amusements,
           200 Elm Street     Inc., and NAIRI, Inc.   Inc.
           Dedham, MA  02026                          200 Elm Street
                                                      Dedham, MA
                                                      02026
----------------------------------------------------------------------

Richard    National           Vice President of       National
Sherman    Amusements, Inc.   National Amusements,    Amusements,
           200 Elm Street     Inc. and NAIRI, Inc.    Inc.
           Dedham, MA  02026                          200 Elm Street
                                                      Dedham, MA
                                                      02026

----------------------------------------------------------------------
*Also a Director





----------------------------------------------------------------------
                              DIRECTORS
----------------------------------------------------------------------
George S.  Winer & Abrams     Attorney                Winer & Abrams
Abrams     60 State Street                            60 State Street
           Boston, MA  02109                          Boston, MA
                                                      02109
----------------------------------------------------------------------

David      Lourie and Cutler  Attorney                Lourie and
Andelman   60 State Street                            Cutler
           Boston, MA  02109                          60 State Street
                                                      Boston, MA
                                                      02109
----------------------------------------------------------------------
Philippe   Residence:         Director of National
P. Dauman  121 East 65th      Amusement, Inc. and
           Street             Viacom Inc.
           New York, NY
           10021
----------------------------------------------------------------------
Brent D.   c/o Showtime       Director of National    National
Redstone   Networks Inc.      Amusements, Inc.        Amusements, Inc.
           1633 Broadway                              200 Elm Street
           New York, NY                               Dedham, MA
           10019                                      02026
----------------------------------------------------------------------